EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share data)	Period from July 1 through July 30, 2008 Pre-Merger As adjusted*	Period from January 1 through July 30, 2008 Pre-Merger As adjusted*
Basic and diluted Numerator:
Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc. – Common Shares	$391,373	$(42,397)
Income before discontinued operations attributable to Clear Channel Communications, Inc. – Unvested Shares	4,916	—

Income (loss) before discontinued operations attributable to Clear Channel Communications, Inc.	396,289	(42,397)

Income (loss) from discontinued operations, net	640,236	(3,058)

Net income (loss) attributable to Clear Channel Communications, Inc. – basic and diluted	$1,036,525	$(45,455)

Denominator:
Weighted average common shares - basic	495,044	495,465
Effect of dilutive securities:
Stock options and restricted stock	1,475	340

Weighted average common shares - diluted	496,519	495,805

Net income (loss) per basic common share:
Income (loss) before discontinued operations	$.80	$(.09)
Income (loss) from discontinued operations, net	1.29	(.00)

Basic	$2.09	$(.09)

Net income (loss) per diluted common share:
Income (loss) before discontinued operations	$.80	$(.09)
Income (loss) from discontinued operations, net	1.29	(.00)

Diluted	$2.09	$(.09)

*	Reflects implementation of ASC 260-10-45, which requires unvested shares that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) to be considered participating securities, and therefore are included in computing earnings per share using the two-class method. See Note 1 to the unaudited financial statements of Clear Channel Capital I, LLC included in Item 1 of Part 1 of this Quarterly Report on Form 10-Q for additional information.